UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41712

CHIJET MOTOR COMPANY, INC.

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Exhibits Index

Exhibit No.	Description
99.1	Press Release - Chijet Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Compliance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2025

CHIJET MOTOR COMPANY, INC.

By:	/s/ Dongchun Fan
Name:	Dongchun Fan
Title:	Chief Financial Officer